BankGreenville Financial Corporation

09010316

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APR 01 2009

Washington, DC
106

2008 Annual Report

Statements contained in this annual report, which are not historical facts, are forward-looking statements. Such forward-looking statements are estimates reflecting our best judgment based on current information and involve a number of risks and uncertainties. Certain factors which could cause our actual results to differ materially from those anticipated in our forward-looking statements are identified in our public filings with the SEC and forward-looking statements contained in this annual report should be considered in light of those factors. Such factors include, but are not limited to, a downturn in the economy or real estate markets, greater than expected non-interest expenses or loan losses, and volatile credit and financial markets. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

BankGreenville

Board of Directors

Russel T. Williams
President & Chief Executive Officer
Paula S. King
Executive Vice President & Chief Financial Officer

Jeffrey L. Dezen
Roger H. Gower
Frank B. Halter, Jr.
R. Bruce Harman

Arthur L. Howson, Jr.
Jonathan T. McClure
David A. Merline, Jr.
William H. Pelham
J. Matthew Shouse

SEC Mail
Mail Processing
Section

APR 01 2009

Washington, DC
106

March 31, 2009

Via Overnight Delivery
U.S. Securities and Exchange Commission
Office of Corporation Finance
Station Place
100 F St., N.E.
Washington, D.C. 20549

Re: BankGreenville Financial Corporation – 2008 Annual Report and Proxy Statement

Dear Sir or Madam:

On behalf of BankGreenville Financial Corporation (the "Corporation"), pursuant to Rules 14a-3(c) and 14a-6(b) to the Securities Act of 1933, please find the following enclosed for your records:

- Seven courtesy copies of the Corporation's printed 2008 Annual Report as filed as part of the Form 10-K with the SEC on March 23, 2008. This Annual Report includes our definitive proxy statement also mailed to shareholders on March 31, 2008. This proxy statement is not required to be filed with the 10-K.

If you have any further requests with respect to these courtesy copies, please contact me at (864) 335-2207.

Regards,

Paula S. King
Executive Vice President
Chief Financial Officer

Enclosures

499 Woodruff Road
P.O. Box 6246 (29606)
Greenville, SC 29607
864.335.2200 fax 864.335.2202
www.BankGreenville.com

BankGreenville

March 31, 2009

Dear Shareholder,

We are pleased to report that we recorded our second consecutive quarterly profit for BankGreenville Financial Corporation and its subsidiary, BankGreenville, for the quarter ended December 31, 2008.

For the quarter ended December 31, 2008, our net profit was $19,863, compared to a net loss of $39,683 for the fourth quarter of 2007. Net loss for the year ended December 31, 2008 was $60,863, or $0.05 per diluted share, compared to a net loss of $494,350, or $0.42 per diluted share, for 2007.

Total assets were $82.6 million at December 31, 2008, an increase of $24 million, or 41%, over total assets of $58.6 million at December 31, 2007. Gross loans were $54.7 million, compared to $36.2 million at December 31, 2007, for an increase of $18.5 million or 51%.

Deposits totaled $57.7 million at December 31, 2008, compared to $44.1 million at December 31, 2007, for an increase of $13.6 million, or 31%. In the first half of 2008, we took advantage of lower-cost Federal Home Loan Bank advances to fund our asset growth and increased these advances to $14.5 million at December 31, 2008 compared to $2.4 million at December 31, 2007.

We had no loan charge-offs in 2008, and maintained our allowance for loan losses at 1.22% of gross loans at December 31, 2008. We are seeing some impact from the recession in our loan portfolio, with non-performing loans totaling $1.2 million at December 31, 2008, representing 1.48% of total assets. At this time, we do not expect any significant losses on these loans due to associated collateral values.

BankGreenville's capital ratios remain strong and exceed the FDIC's regulatory guidelines for a well-capitalized institution. Our goals for 2009 are to continue with the fundamentals of our original business plan of prudent growth while maintaining a strong capital position and minimizing credit risk.

Our financial performance and that of the entire banking industry have been impacted by the significant margin compression resulting from the Federal Reserve Board's decision to decrease the discount rate by 4% in 2008. We expect 2009 to present challenges with low net interest margins and a recessionary economic environment. However, we are glad to be operating in the Greenville market, which has not been as adversely impacted as many other areas in our nation. BankGreenville remains committed to its Greenville-focused community banking model and will continue to provide high-quality service to our clients and shareholders.

Sincerely,

Russel T. Williams
President & CEO

Financial Highlights
($ in millions)

Total Assets
Quarter End
December 2007 - December 2008


$90
$80
$70
$60
$50
$40
Dec
Mar
Jun
Sep
Dec

Gross Loans
Quarter End
December 2007 - December 2008


$60
$50
$40
$30
$20
Dec
Mar
Jun
Sep
Dec

Deposits
Quarter End
December 2007 - December 2008


$60
$50
$40
$30
$20
Dec
Mar
Jun
Sep
Dec

BankGreenville Financial Corporation
499 Woodruff Road
Greenville, South Carolina 29607

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Dear Fellow Shareholder:

You are cordially invited to the 2009 Annual Meeting of Shareholders of BankGreenville Financial Corporation, the holding company for BankGreenville. This letter serves as your official notice that we will hold the meeting on April 30, 2009 at 5:30 p.m. at BankGreenville, 499 Woodruff Road, Greenville, South Carolina 29607. We will hold the meeting for the following purposes:

1. To elect three members to our board of directors;

2. To ratify the appointment of Elliott Davis, LLC as our independent registered public accounting firm for the year ending December 31, 2009; and

3. To consider a non-binding resolution to approve the compensation of our named executive officers;

4. To transact any other business that may properly come before the meeting or any adjournment of the meeting.

At the meeting, we will also report on our performance in 2008, answer your questions, and discuss our plans with you.

Shareholders owning our common stock at the close of business on March 10, 2009 are entitled to attend and vote at the meeting. A complete list of these shareholders will be available at our offices prior to the meeting. In addition to the specific matters to be acted upon and our report on our performance in 2008, our directors and officers will be present to respond to your questions.

Please use this opportunity to take part in the affairs of your company by voting on the business to come before this meeting. Even if you plan to attend the meeting, we encourage you to complete and return the enclosed proxy to us as promptly as possible.

By Order of the Board of Directors,

Arthur L. Howson, Jr.
Chairman of the Board of Directors

March 31, 2009
Greenville, South Carolina

BANKGREENVILLE FINANCIAL CORPORATION
499 Woodruff Road
Greenville, South Carolina 29607

Proxy Statement for the Annual Meeting of Shareholders to be Held on April 30, 2009

Our board of directors is soliciting proxies for the 2009 Annual Meeting of Shareholders. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. We encourage you to read it carefully.

Voting Information

The board set March 10, 2009 as the record date for the meeting. Shareholders owning our common stock at the close of business on that date are entitled to attend and vote at the meeting, with each share entitled to one vote. There were 1,180,000 shares of common stock outstanding on the record date. A majority of the outstanding shares of common stock represented at the meeting will constitute a quorum. We will count abstentions and broker non-votes, which are described below, in determining whether a quorum exists.

Many of our shareholders hold their shares through a stockbroker, bank, or other nominee rather than directly in their own name. If you hold your shares in a stock brokerage account or by a bank or other nominee, you are considered the *beneficial owner* of shares held in street name, and these materials are being forwarded to you by your broker or nominee, which is considered the *shareholder of record* with respect to those shares. As the *beneficial owner*, you have the right to direct your broker or nominee how to vote and are also invited to attend the annual meeting. However, since you are not the *shareholder of record*, you may not vote these shares in person at the meeting unless you obtain a signed proxy from the *shareholder of record* giving you the right to vote the shares. Your broker or nominee is required to provide you with a voting instruction card for you to use to direct your broker or nominee how to vote these shares.

When you sign the proxy card, you appoint Arthur L. Howson, Jr. and Russel T. Williams as your representatives at the meeting. Messrs. Howson and Williams will vote your proxy as you have instructed them on the proxy card. If you submit a proxy but do not specify how you would like it to be voted, Messrs. Howson and Williams will vote your proxy for the election to the board of directors of all nominees listed below under "Election of Directors", for the ratification of the appointment of Elliott Davis, LLC as our independent registered public accounting firm for the year ending December 31, 2009, and for the non-binding resolution to approve the compensation of the named executive officers. We are not aware of any other matters to be considered at the meeting. However, if any other matters come before the meeting, Messrs. Howson and Williams will vote your proxy on such matters in accordance with their judgment.

You may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by signing and delivering another proxy with a later date or by voting in person at the meeting. (Again, though, if you are not the *shareholder of record*, you must first obtain a signed proxy from the *shareholder of record* giving you the right to vote the shares.)

Brokers who hold shares for the accounts of their clients may vote these shares either as directed by their clients or in their own discretion if permitted by the exchange or other organization of which they are members. Proxies that brokers do not vote on some proposals but that they do vote on others are referred to as "broker non-votes" with respect to the proposals not voted upon. A broker non-vote does not count as a vote in favor of or against a particular proposal for which the broker has no discretionary voting authority, and shares subject to a broker non-vote on a matter will not be considered to be entitled to vote on the matter at the meeting. In addition, if a shareholder abstains from voting on a particular proposal, the abstention does not count as a vote in favor of or against the proposal.

We are enclosing with this proxy statement a copy of our audited financial statements for the year ended December 31, 2008. In addition, our Annual Report on Form 10-K for the year ended December 31,2008 and other SEC filings are available to the public on the SEC's website on the Internet at www.sec.gov or at our company website address at www.BankGreenville.com. Upon written or oral request by any shareholder, we will deliver a copy of our Annual Report on Form 10-K. In addition, upon written or oral request, we will also promptly deliver a separate copy of this proxy statement to our shareholders at a shared address to which a single copy of the document was delivered.

We are paying for the costs of preparing and mailing the proxy materials and of reimbursing brokers and others for their expenses of forwarding copies of the proxy materials to our shareholders. Our officers and employees may assist in soliciting proxies but will not receive additional compensation for doing so. We are distributing this proxy statement on or about March 31, 2009.

PROPOSALS TO BE VOTED ON BY SHAREHOLDERS

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Our board of directors is divided into three classes with staggered terms, so that the terms of only approximately one-third of the board members expire at each annual meeting. The current terms of the Class I directors will expire at the meeting. The terms of the Class II directors expire at the 2010 annual shareholders meeting and the terms of the Class III directors expire at the 2011 annual shareholders meeting. Our directors and their classes are:

Class I	Class II	Class III
Jeffrey L. Dezen	R Bruce Harman	Jonathan T. McClure
Roger H. Gower	Arthur L. Howson, Jr.	David A. Merline, Jr.
Frank B. Halter, Jr.	Paula S. King	William H. Pelham
	J. Matthew Shouse	Russel T. Williams

Shareholders will elect three nominees as Class I directors at the meeting to serve a three-year term, expiring at the 2012 annual meeting of shareholders. The directors will be elected by a plurality of the votes cast at the meeting. This means that the three nominees receiving the highest number of votes will be elected.

The board of directors recommends that you elect Messrs. Dezen, Gower, and Halter as Class I directors.

If you submit a proxy but do not specify how you would like it to be voted, Messrs. Howson and Williams will vote your proxy to elect Messrs. Dezen, Gower, and Halter. If any of these nominees is unable or fails to accept nomination or election (which we do not anticipate), Messrs. Howson and Williams will vote instead for a replacement to be recommended by the board of directors, unless you specifically instruct otherwise in the proxy.

Set forth below is certain information about the nominees. All nominees are original directors and are also organizers of our subsidiary, BankGreenville. All of our directors, are also directors of BankGreenville.

The board unanimously recommends a vote <u>FOR</u> the following nominees as Class I directors.

Jeffrey L. Dezen, 53, Class I director, is president of Jeff Dezen Public Relations, a marketing and communications consulting firm in Greenville, South Carolina which provides public relations counsel to a diverse group of national and regional corporations. Mr. Dezen's experience includes sports and manufacturing sectors, professional services, the health care, not-for-profit and hospitality markets, as well as retail and business-to-business channels. He earned a B.A. from Dickinson College and a Masters degree in English at Pennsylvania State University. In addition to having held faculty positions at several universities, including Clemson University and Frostburg State University, Mr. Dezen serves on the board of directors of The Alliance for Quality Education, Senior Action and the Greenville Technical College Marketing Advisory board. He is past-president of Greenville High School's Parent-Teacher Association. Mr. Dezen has been a Greenville resident since 1985.

Roger H. Gower, 57, Class I director, is a fifth generation native Greenvillian who returned to Greenville to join Greenville Ob-Gyn Associates in 1982 after graduating from Emory University with a B.A. in chemistry in

1973 and a medical degree from the Medical University of South Carolina in 1977. Dr. Gower was certified by the American College of Ob-Gyn in 1982 and has been annually recertified since 1999. He has been active in medical staff services with the Greenville Hospital System as chairman of planning, medical staff president and chairman of credentialing, as well as serving on the boards of the Greenville Health Corporation and the Physician Hospital Organization. Professionally, he is a fellow of the American College of Ob-Gyn, a member of the American Medical Association, South Carolina and Greenville County medical societies and the South Atlantic Society of Ob-Gyn. He serves as the physician manager of Greenville Ob-Gyn Associates, an eight-doctor group. In the community, he has been involved with the Rotary Club, Westminster Presbyterian Church, the United Way, the American Red Cross and the Greenville County Historical Society, serving on the latter two boards.

Frank B. Halter, Jr., 53, Class I director, a third-generation Greenvillian and Realtor, has served as president of Coldwell Banker Caine Residential, a real estate brokerage company, since 1999. He manages that company's residential, relocation and property management and new homes groups. Mr. Halter received his B.S. in finance from the University of South Carolina and has earned the Graduate Realtors Institute and the Certified Real Estate Broker designations from the National Association of Realtors. Mr. Halter is a member of the South Carolina Association of Realtors board of directors, and is president of the Greenville Downtown Business Association. He is a member of the City Board of Zoning Appeals, of the Greater Greenville Chamber of Commerce Board of Governors and a director of the Greenville Convention and Visitor's Bureau (CVB). He also serves on the Greenville Hospital System Advisory Board. Mr. Halter is a past director of the Greater Greenville Association of Realtors, past president of the Association's Multiple Listing Service, and past chairman of the Association's Professional Standards Committee.

Set forth below is also information about each of our other directors and executive officers. Other than Mr. Shouse, each of the following directors is an original director and a bank organizer, and with Mr. Shouse, a director of our subsidiary, BankGreenville.

R. Bruce Harman, 54, Class II director and Audit Committee Chairman, has been employed in various positions since 1986 with R. L. Kunz, Inc., a manufacturer's representative for industrial and commercial air handling equipment, and has served as president of the company since 2001. Mr. Harman is also a shareholder in the company and is corporate secretary. He attended Clemson University on a basketball scholarship and graduated in 1976 with a B.S. degree in administrative management. In 1979, Mr. Harman obtained an M.B.A. degree in management and marketing from Concordia University in Montreal, Quebec. Since 1986, Mr. Harman has been a licensed certified public accountant in the state of South Carolina and is a member of the American Institute of Certified Public Accountants and the South Carolina Association of Certified Public Accountants.

Arthur L. Howson, Jr., 57, Class II director and chairman of our board, is a shareholder of Gallivan, White & Boyd, P.A., where he has practiced since 1981, specializing in real estate, banking, and corporate law. He is a member of the South Carolina Bar, the Greenville County Bar, and the American Bar Association, and is listed in the book The Best Lawyers in America in the field of Real Estate Law. Mr. Howson received an A.B. degree in History from the University of North Carolina at Chapel Hill in 1973 and a J.D. degree from the University of South Carolina School of Law in 1976. While in law school, Mr. Howson was a member of the Order of Wig and Robe. He was admitted to practice law in the State of South Carolina in 1976. Mr. Howson has been active in the community through business, civic, and church activities. He has served as president of Senior Action, Inc., the Greenville Chorale, and Greenville Friends of the Zoo and has served as a member of the board of directors of Gateway House, Inc. He is a member of Westminster Presbyterian Church, where he has served as an elder and has sung in the Sanctuary Choir since 1981. He is also a member of the Real Estate Economic Development Committee of the Greenville Chamber of Commerce.

Paula S. King, CPA, 49, Class II director, is our executive vice president and chief financial officer. Ms. King, a Greenville native, began her career in the financial services industry in 1986 as vice president of Shelter Mortgage and Investment Company, a commercial mortgage loan brokerage firm. She began her banking career in 1992 as senior vice president and controller of Greenville National Bank and served in that capacity until the bank's acquisition by Regions Bank in 1999. In 1999, Ms. King became the senior vice president and chief financial officer of New Commerce Bank, serving in this role from the bank's start-up until 2002. From 2002 until 2003, Ms. King was a consultant for de novo banks, providing board and senior management training, and was employed in the banking group of Elliott Davis, LLC from 2004 until she began organizing efforts for our bank in February 2005.

Ms. King is a 1982 graduate of Furman University with a B.A. in accounting and business administration and is a member of the South Carolina Association of Certified Public Accountants and American Institute of CPAs. She has attended the AICPA National Banking School at the University of Virginia. Ms. King serves on the South Carolina Bankers Association's Community Bankers Council and is a past chairman of the SCBA Operations committee. She serves on the Greenville United Way Youth Evaluation Team, and the Palmetto Society Women's Leadership Council.

Jonathan T. McClure, 49, Class III director, is a Greenville native and founder and president of ISO Poly Films, Inc., a plastic films provider founded in 1998 and located in Gray Court, South Carolina. Mr. McClure attended Liberty University from 1979 to 1981 and received his B.S. degree in business administration in 1983 from the University of South Carolina Upstate. In 2001 and 2002, Mr. McClure was named Ernst & Young's South Carolina Entrepreneur of the Year and in 2002 was elected to the E&Y Entrepreneur Hall of Fame. Mr. McClure's company was recognized by Entrepreneur Magazine and Dun & Bradstreet as one of the "Hot 100" Small Businesses in the United States from 1999 to 2001. In 2002, then-Governor Jim Hodges named Mr. McClure as an economic ambassador for South Carolina. Mr. McClure received the Silver Crescent Award for Manufacturing Excellence & Manufacturer of the Year in 2003 and his company was named one of the "Top 25 Fastest Growing Companies" in South Carolina in 2002. He has made numerous presentations to the Darla Moore School of Business of the University of South Carolina, the Clemson University School of Business, and the Kenan-Flagler Business School at the University of North Carolina. Mr. McClure currently serves on boards of the Boys Home of the South, and Flexible Packaging Association.

David A. Merline, Jr., 50, Class III director, is a shareholder and the president of Merline & Meacham, P.A. where he has practiced law since 1984. He is a certified specialist in the fields of both taxation law and estate planning/probate law by the Supreme Court of South Carolina. He is listed in the book The Best Lawyers in America in the following four fields: corporate law, employee benefits law, taxation law, and trusts and estates law. Mr. Merline received his B.A. degree, magna cum laude, from Furman University, his J.D. degree from the University of South Carolina School of Law, and his Master of Laws In Taxation degree from the University of Miami School of Law. He is a Fellow of the American College of Trust and Estate Counsel. He is a past chairman of the South Carolina Estate Planning and Probate Law Specialization Advisory Board and a past member of the board of directors of the University of South Carolina Law School Association. He is a past president of the Greenville County Taxation, Estate Planning, Probate and Trust Law Section, and the Greenville Young Lawyers Association. Mr. Merline is the author of numerous articles and co-author of two books: South Carolina Limited Liability Companies & Limited Liability Partnerships, South Carolina Bar CLE Division (3d Ed. 2000), and South Carolina Corporate Practice Manual, South Carolina Bar CLE Division (2d Ed. 2005). He is a member of Buncombe Street United Methodist Church and the Rotary Club of Greenville.

William H. Pelham, 54, Class III director, is a Greenville native who has been the owner and president of Pelham Architects, L.L.C. since its founding in 1983. The architectural firm specializes in residential projects, including new houses, renovations and additions, and historic preservation. Mr. Pelham, a registered architect, graduated from Clemson University in 1977 with a B.A. degree in pre-architecture and in 1981 with a masters degree in architecture. Mr. Pelham is a partner in RPM Partnership LLP, a downtown property owner, and on the board of directors of Central Realty Corporation, Central Associates, LP, and CI, Inc. Mr. Pelham has served as chair of the Christ Church Episcopal School (CCES) Annual Fund and as president of the Board of Governors of the Poinsett Club. Currently he is on the City of Greenville's Art in Public Places Commission, chairs its master arts plan committee, and chairs the CCES Master Facilities Plan Committee. His involvement with the Warehouse Theatre includes serving as president and as chair of the executive director search and building committees, and as a board member for over fifteen years. Mr. Pelham is a member of AIA Greenville, SC/AIA, the American Institute of Architects, the National Trust for Historic Preservation, Upstate Forever, the Greater Greenville Chamber of Commerce, the Better Business Bureau, and Buncombe Street United Methodist Church.

J. Matthew Shouse, 40, Class II director, has been employed by Lazarus-Shouse Communities, a residential development and home building company with operations in the Upstate area, since 2000 and recently became co-owner of Lazarus-Shouse Homes, focusing solely on single-family residential construction. A lifelong resident of Greenville, Mr. Shouse earned a B.A. in Business Economics from Wofford College in 1991 and was involved with convenience store operations, container sales and commercial real estate prior to joining the development/building industry. He is an active member of The Rotary Club of Greenville, past chairman of the Club's Roper Mountain

Holiday Lights and of the Rotary Family Literacy Center at the YWCA project, and past president of the Club. He is also a past member of the boards of directors of The Roper Mountain Science Center Association and the YMCA Camp Greenville. Mr. Shouse currently serves as a member of The Rotary Club of Greenville board of directors and as secretary of the Rotary Charities, Inc. board of directors. Mr. Shouse is a member of Buncombe Street United Methodist Church board of stewards and past co-chair of its recent capital campaign that raised money for debt reduction and funding assistance for the Triune Mercy Center.

Russel T. Williams, 48, Class III director, is our president and chief executive officer. From 2001 to 2005 Mr. Williams served as senior vice president, Commercial Lending with Palmetto Bank, a $900 million Upstate-based community bank. Mr. Williams began his career with The C&S National Bank of South Carolina in 1985 and has served in positions of increasing responsibility in the commercial lending and credit administration areas of several other South Carolina financial institutions. His background includes service as a commercial lender with Carolina First, Greenville Area Executive with NBSC, and chief credit officer with New Commerce Bank. Mr. Williams also has five years of experience as a senior lender and manager in the government guaranteed small business lending industry. Mr. Williams is a 1983 graduate of Davidson College, a 1985 graduate of the University of Tennessee M.B.A. program, and a 1992 graduate "with honors" from the American Banker's Association Stonier Graduate School of Banking. He is a graduate of Leadership Greenville Class XVIII. Mr. Williams serves on the Greenville United Way Impact Council for Financial Stability. He has served as past board president of The Juvenile Diabetes Research Foundation-Upstate South Carolina Chapter and the Speech, Hearing and Learning Center, and is a past member of the board of the Internal Medicine Associates Patient Care Center. Mr. Williams has been active in the South Carolina Bankers Association, having served as a board member of the SCBA Young Bankers Division and a member of the SCBA Credit Committee. Mr. Williams has been a Greenville resident since 1985.

PROPOSAL NO. 2
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On February 10, 2009 the board of directors appointed Elliott Davis, LLC as our independent registered public accounting firm for the year ending December 31, 2009. Although we are not required to seek shareholder ratification on the selection of our accountants, we believe obtaining shareholder ratification is desirable. If the shareholders do not ratify the appointment of Elliott Davis, LLC, the board of directors will re-evaluate the engagement of our independent auditors. Even if the shareholders do ratify the appointment, our board of directors has the discretion to appoint a different independent registered public accounting firm at any time during the year if the board believes that such a change would be in the best interest of us and our shareholders. We expect that a representative from Elliott Davis, LLC will attend the meeting and will be available to respond to appropriate questions from shareholders.

The board unanimously recommends a vote FOR the ratification of the appointment of Elliott Davis, LLC as our independent registered public accounting firm for the year ending December 31, 2009.

If a quorum is present, the approval of Proposal No. 2 requires that the votes cast favoring the proposal exceed the votes cast opposing the proposal.

PROPOSAL NO. 3
NON-BINDING RESOLUTION TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

This proposal, commonly known as a "say-on-pay" proposal, gives the company's shareholders the opportunity to endorse or not endorse the company's executive pay program and policies through the following resolution:

"Resolved, that the shareholders approve the compensation of our named executive officers, as disclosed in the following Description of Compensation Arrangements and in the tables and related discussion included in this proxy statement."

We believe that our compensation policies and procedures are reasonable and focused on performance and are strongly aligned with the long-term interest of our shareholders. We encourage you to review our Description of Compensation Arrangements and the tables and related discussion included in this proxy statement. Recent legislation and new regulations will impact our compensation practices because we sold preferred stock to the United States Treasury in the first quarter of 2009 under its Capital Purchase Program. Key details of these new laws will be determined only after Treasury and the SEC issue new regulations. As a result, we cannot reliably predict what changes we will be required to make to our compensation programs, if any. We will fully comply with all applicable requirements as they become known to us and as long as the shares of preferred stock issued pursuant to the Capital Purchase Program are outstanding.

Under the American Recovery and Reinvestment Act of 2009, your vote is advisory and will not be binding upon our board of directors. However, the compensation committee will take into account the outcome of the vote when considering future executive compensation arrangements.

The board unanimously recommends a vote FOR approval of the compensation of our named executive officers.

DESCRIPTION OF COMPENSATION ARRANGEMENTS

On October 14, 2008, the U.S. Department of Treasury announced a program under the Emergency Economic Stabilization Act of 2008. Pursuant to this program, Treasury would make preferred stock investments in participating financial institutions under a program known as the Capital Purchase Program.

We participated in the Capital Purchase Program in the first quarter of 2009 and sold preferred stock and issued a warrant to purchase additional preferred stock to Treasury which was immediately exercised. As a result, we became subject to certain executive compensation requirements under the Emergency Economic Stabilization Act of 2008, Treasury regulations and the letter agreement, which we executed pursuant to which we sold the preferred stock. These requirements apply to our named executive officers. Prior to selling our preferred stock to Treasury, each of our named executive officers executed agreements to comply with the requirements. These agreements will remain in effect as long as Treasury owns our preferred stock.

On February 17, 2009, President Obama signed into law the American Reinvestment and Recovery Act of 2009, which contains expansive new restrictions on executive compensation for financial institutions participating in the Capital Purchase Program. We will comply with all of the new requirements of this Act. A key feature of this Act is the shareholder "say-on-pay" vote, which requires every company participating in the Capital Purchase Program to permit a non-binding shareholder vote to approve the compensation of executives.

The compensation committee of our board of directors makes decisions regarding the compensation of our named executive officers. The committee's responsibilities include ensuring that we compensate our key executives in a manner consistent with our stated compensation strategy. The committee oversees the administration of executive incentive programs and certain employee benefits. The board of directors appoints each member of the compensation committee and has determined that each is an independent director. The committee reviews executive officer compensation at least annually and takes into consideration our compensation philosophies, company and individual performance, changes in market practices, and the executive's overall responsibilities or changes in their responsibilities. In determining the amount of compensation each year, the committee also reviews competitive market and peer data. The committee is also responsible for approving employment agreements and updates to these agreements.

Our named executive officers include our chief executive officer and chief financial officer. As shown in the Summary Compensation Table below, components of their compensation include base salaries and car allowances. The level of base salaries we pay primarily depends on each executive's experience, duties and the scope of their responsibilities. In addition, they receive perquisities, including participation in the company's insurance programs offered to all full-time employees of the company. These insurance programs include payment of insurance premiums by the company on behalf of the named executive officer. Our chief executive officer's club dues are also paid by the company as they are considered a business development cost associated with his role with our company. In addition to these components, we are required to disclose accounting or other non-cash estimates of future compensation, which in the case of our named executive officers pertains only to stock options. Although the value of these stock awards has declined as our stock price has declined, we are required to provide an estimate of their value in this proxy statement calculated as of the date of grant in 2006.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Stock awards	Option Awards(1)	All other compensation (2)	Total
Russel T. Williams	2008	$ 140,000	$ —	$ —	$26,646	$25,335	$191,981
Chief Executive Officer	2007	128,000	—	—	26,646	19,471	174,117
Paula S. King	2008	136,000	—	—	26,646	13,510	176,156
Chief Financial Officer	2007	126,000	—	—	26,646	12,663	165,309

(1) On February 14, 2006, each of our named executive officers was granted stock options for 47,200 shares of common stock exercisable at $10.00 per share. The options vest at 20% per year over a five-year vesting period. This amount is an assumed value for share-based compensation associated with these stock options under accounting rules and does not represent current cash compensation to the executive. The actual realization of cash from the award may depend on whether our stock price appreciates above its price at the date of grant and whether the executive continues his or her employment with us. The assumed value above was determined at the date of grant in 2006.

(2) All other compensation includes car allowances, club dues (for Mr. Williams), and insurance premiums for life, health, accident and long-term disability policies. The amount attributable to each such perquisite or benefit for each named executive officer does not exceed the greater of $25,000 or ten percent of the total amount of perquisites received by such named executive officer.

Note: Although employment agreements include provisions for bonus plans for each named executive officer, to date a plan has not been formalized and no bonuses have been paid. The Company currently does not provide a 401(K) match and there are no additional retirement benefit plans for named executive officers.

EMPLOYMENT AGREEMENTS

Russel T. Williams. On November 10, 2008, we entered into an employment agreement with Mr. Williams, under which he agreed to serve as chief executive officer of BankGreenville Financial Corporation and BankGreenville for a term of one year. Mr. Williams' employment with the company will be automatically extended for additional terms of one year each unless the company delivers a notice of termination at least six months prior to the end of the term. During this term, Mr. Williams is entitled to:

- Base salary of $140,000 per year. The board (or an appropriate committee of the board) shall review the executive's performance and salary at least annually and may increase, but not decrease, his salary;
- An annual cash bonus of up to 45% of his annual salary based on achievement of overall bank financial performance benchmarks, which will be established by the board of directors annually. The board will consider factors such as comparison to peer data, actual to projected performance, and other measurements as deemed appropriate from time to time;
- Participation in the company's long-term equity incentive program. On February 14, 2006, he was granted options to purchase 47,200 shares of common stock. The award agreement for the stock option provides that one-fifth of the shares subject to the option will vest on each of the first five anniversaries of the opening date of the bank, but only if the executive remains employed by the company or one of its subsidiaries on such date, and shall contain other customary terms and conditions. These options are a portion of the options available for issuance under the company's stock incentive plan.
- Reasonable car allowance not to exceed $700 per month;
- Participation in our retirement, welfare, and other benefit programs;

- Payment of club dues and related assessments; and
- Reimbursement for travel and business expenses.

Pursuant to the terms of his employment agreement, Mr. Williams is prohibited from disclosing our trade secrets or confidential information. If we terminate Mr. Williams' employment without cause, he will be entitled to severance equal to 12 months of his then base salary. In addition, following a change in control, regardless of whether Mr. Williams remains employed by the Employer or its successor, he will be entitled to severance equal to 36 months of his then base salary. Finally, during his employment and for a period of 12 months thereafter, Mr. Williams may not, subject to limited exceptions, (a) compete with us by forming, serving as an organizer, director, or officer of, or acquiring or maintaining an ownership interest in, a depository financial institution or holding company of a depository financial institution, if the depository institution or holding company has one or more offices or branches within our territory, (b) solicit our clients for a competing business, or (c) solicit our employees for a competing business.

Paula S. King. On November 10, 2008, we also entered into an employment agreement with Ms. King to serve as the chief financial officer of BankGreenville Financial Corporation and BankGreenville for a term of one year. Ms. King's employment with the company will be automatically extended for additional terms of one year each unless the company delivers a notice of termination at least six months prior to the end of the term. During this term, Ms. King is entitled to:

- Base salary of $136,000 per year. The board (or an appropriate committee of the board) shall review the executive's performance and salary at least annually and may increase, but not decrease, her salary;
- An annual cash bonus of up to 45% of her annual salary based on achievement of overall bank financial performance benchmarks, which will be established by the board of directors annually. The board will consider factors such as comparison to peer data, actual to projected performance, and other measurements as deemed appropriate from time to time;
- Participation in the company's long-term equity incentive program. On February 14, 2006, she was granted options to purchase 47,200 shares of common stock. The award agreement for the stock option provides that one-fifth of the shares subject to the option will vest on each of the first five anniversaries of the opening date of the bank, but only if the executive remains employed by the company or one of its subsidiaries on such date, and shall contain other customary terms and conditions. These options are a portion of the options available for issuance under the company's stock incentive plan.
- Reasonable car allowance not to exceed $500 per month;
- Participation in our retirement, welfare, and other benefit programs;
- Payment of professional dues and continuing professional education costs associated with her CPA designation; and
- Reimbursement for travel and business expenses.

Pursuant to the terms of her employment agreement, Ms. King is prohibited from disclosing our trade secrets or confidential information. If we terminate Ms. King's employment without cause, she will be entitled to severance equal to 12 months of her then base salary. In addition, following a change in control, regardless of whether Ms. King remains employed by the Employer or its successor, she will be entitled to severance equal to 36 months of his then base salary. Finally, during her employment and for a period of 12 months thereafter, Ms. King may not, subject to limited exceptions, (a) compete with us by forming, serving as an organizer, director, or officer of, or acquiring or maintaining an ownership interest in, a depository financial institution or holding company of a depository financial institution, if the depository institution or holding company has one or more offices or branches within our territory, (b) solicit our clients for a competing business, or (c) solicit our employees for a competing business.

On February 13, 2009, Mr. Williams and Ms. King executed written agreements containing provisions for compliance with the U.S. Treasury's Capital Purchase Program as part of the Emergency Economic Stabilization Act of 2008. Under these agreements, both executives agree to such amendments, agreements or waivers required by the U.S. Treasury to comply with the terms of the Program.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Name	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options	Option exercise price	Option expiration date
Russel T.Williams	18,880	28,320	–	$10.00	2016
Paula S. King	18,880	28,320	–	10.00	2016

There were no stock awards granted as of December 31, 2008, so corresponding table headings have been omitted. All options were granted on February 14, 2006, vest at 20% per year over a five-year vesting period and expire ten years from the date of grant.

In summary, we believe that our compensation policies and procedures are reasonable and focused on performance and are strongly aligned with the long-term interest of our shareholders. We encourage you to review our Description of Compensation Arrangements and ask us if you have any questions regarding the tables and related discussion included in this proxy statement.

March 31, 2009
Greenville, South Carolina

INDEX TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND DECEMBER 31, 2007

ElliottDavis

Elliott Davis, LLC
Accountants and Business
Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
BankGreenville Financial Corporation and Subsidiary
Greenville, South Carolina

We have audited the accompanying consolidated balance sheets of BankGreenville Financial Corporation and Subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive loss, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BankGreenville Financial Corporation and Subsidiary as of December 31, 2008 and 2007 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to examine management's assertion about the effectiveness of BankGreenville Financial Corporation and Subsidiary's internal control over financial reporting as of December 31, 2008 included in the accompanying Management's Report on Internal Controls Over Financial Reporting and, accordingly, we do not express an opinion thereon.

Elliott Davis LLC

Greenville, South Carolina
March 11, 2009

BANKGREENVILLE FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31	
	2008	2007
Assets		
Cash and due from banks	$ 1,171,498	$ 830,543
Federal funds sold	2,153,000	-
Total cash and cash equivalents	3,324,498	830,543
Investment securities available for sale	21,149,100	18,480,908
Federal Home Loan Bank stock	755,900	183,000
Loans, net of allowance for loan losses of $665,442 and $446,184 in 2008 and 2007, respectively	53,994,983	35,751,582
Property and equipment, net	2,772,907	2,865,258
Accrued interest receivable	443,492	319,909
Other assets	182,285	122,706
Total assets	$ 82,623,165	$ 58,553,906
Liabilities and Shareholders' Equity		
Liabilities		
Deposits		
Non-interest bearing	$ 3,462,092	$ 1,954,715
Interest bearing	54,216,125	42,144,946
Total deposits	57,678,217	44,099,661
Accrued interest payable	301,016	392,084
Federal funds purchased	–	1,648,000
Federal Home Loan Bank borrowings	14,455,000	2,440,000
Accounts payable and accrued liabilities	601,506	295,300
Total liabilities	73,035,739	48,875,045
Commitments and contingencies – note 9		
Shareholders' Equity		
Preferred stock, no par value; 10,000,000 shares authorized; none issued and outstanding	–	–
Common stock, no par value; 10,000,000 shares authorized; 1,180,000 shares issued and outstanding at December 31, 2008 and 2007	11,197,692	11,142,669
Accumulated other comprehensive income (loss)	(27,761)	57,834
Retained deficit	(1,582,505)	(1,521,642)
Total shareholders' equity	9,587,426	9,678,861
Total liabilities and shareholders' equity	$ 82,623,165	$ 58,553,906

The accompanying notes are an integral part of these financial statements.

BANKGREENVILLE FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31 2008	2007
Interest income		
Loans and fees	$ 2,868,545	$ 1,894,835
Investment securities and Federal Home Loan Bank stock	1,141,935	707,096
Federal funds sold	17,197	194,304
Total interest income	4,027,677	2,796,235
Interest expense		
Deposits	1,879,443	1,400,145
Federal funds purchased	16,673	6,764
Federal Home Loan Bank borrowings	288,572	1,217
Total interest expense	2,184,688	1,408,126
Net interest income	1,842,989	1,388,109
Provision for loan losses	219,258	238,821
Net interest income after provision for loan losses	1,623,731	1,149,288
Non-interest income		
Gains on investment securities sales and calls	78,162	3,313
Mortgage brokerage fees	9,840	37,556
Other	57,420	19,163
Total non-interest income	145,422	60,032
Non-interest expense		
Compensation and employee benefits	1,048,565	953,430
Occupancy and equipment	207,371	205,765
Data processing and related costs	210,954	179,646
Marketing, advertising and shareholder communications	37,627	74,233
Legal and audit	71,178	52,885
Other professional fees	50,084	53,396
Supplies, postage and telephone	37,579	43,040
Insurance	19,658	16,970
Credit related expenses	15,944	24,633
Courier and armored carrier service	19,253	18,601
Regulatory fees and FDIC insurance	54,481	38,974
Other	57,322	42,097
Total non-interest expense	1,830,016	1,703,670
Loss before income tax benefit	(60,863)	(494,350)
Income tax benefit	–	–
Net loss	$ (60,863)	$ (494,350)
Basic and diluted loss per common share	$ (0.05)	$ (0.42)
Weighted average common shares outstanding-basic and diluted	1,180,000	1,180,000

The accompanying notes are an integral part of these financial statements.

BANKGREENVILLE FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE LOSS
For the years ended December 31, 2008 and December 31, 2007

	Common stock		Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity
	Shares	Amount			
Balance, December 31, 2006	1,180,000	$ 11,084,562	$ 9,562	$ (1,027,292)	$ 10,066,832
Stock compensation expense	–	58,107	–	–	58,107
Comprehensive loss:					
Net loss	–	–	–	(494,350)	(494,350)
Unrealized gains on investment securities available for sale, no tax effect	–	–	48,272	–	48,272
Total comprehensive loss	–	–	–	–	(446,078)
Balance, December 31, 2007	1,180,000	11,142,669	57,834	(1,521,642)	9,678,861
Stock compensation expense	–	55,023	–	–	55,023
Comprehensive loss:					
Net loss	–	–	–	(60,863)	(60,863)
Unrealized losses on investment securities available for sale, net of tax benefit	–	–	(85,595)	–	(85,595)
Total comprehensive loss	–	–	–	–	(146,458)
Balance, December 31, 2008	1,180,000	$ 11,197,692	$ (27,761)	$ (1,582,505)	$ 9,587,426

The accompanying notes are an integral part of these financial statements.

BANKGREENVILLE FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31, 2008	2007
Operating activities		
Net loss	$ (60,863)	$ (494,350)
Provision for loan losses	219,258	238,821
Stock compensation expense	55,023	58,107
Depreciation	103,644	87,659
Net amortization (accretion) of premiums (discounts) on investment securities	4,543	(5,309)
Gains on the sales and calls of investment securities	(78,162)	(3,313)
Increase in interest receivable	(123,583)	(132,470)
(Increase) decrease in other assets	(59,579)	45,281
(Decrease) increase in accrued interest payable	(91,068)	242,369
Increase (decrease) in accounts payable and accrued liabilities	306,206	(212,861)
Net cash provided from (used for) operating activities	275,419	(176,066)
Investing activities		
Increase in loans, net	(18,462,659)	(22,175,524)
Purchase of investment securities available for sale	(15,530,738)	(11,860,197)
Proceeds from sales and calls of investment securities	11,294,309	2,676,305
Proceeds from principal paydowns on mortgage-backed securities	1,556,261	566,297
Purchase of Federal Home Loan Bank stock	(572,900)	(183,000)
Purchase of property and equipment	(11,293)	(821,389)
Disposal of fixed assets	–	4,485
Net cash used for investing activities	(21,727,020)	(31,793,023)
Financing activities		
Increase in deposits, net	13,578,556	23,167,660
Increase in notes payable to Federal Home Loan Bank	12,015,000	2,440,000
(Decrease) increase in federal funds purchased	(1,648,000)	1,648,000
Net cash provided from financing activities	23,945,556	27,255,660
Net increase (decrease) in cash and cash equivalents	2,493,955	(4,713,429)
Cash and cash equivalents, beginning of year	830,543	5,543,972
Cash and cash equivalents, end of year	$ 3,324,498	$ 830,543
Supplemental information		
Cash paid for:		
Interest	$ 2,275,756	$ 1,164,541
Schedule of non-cash transactions:		
Change in unrealized gains (losses) on investment securities, net of tax	$ (85,595)	$ 48,272

The accompanying notes are an integral part of this financial statement.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

BankGreenville Financial Corporation (the "Company") is a South Carolina corporation organized to operate as a bank holding company pursuant to the Federal Bank Holding Company Act of 1956 and the South Carolina Bank Holding Company Act, and to own and control all of the capital stock of BankGreenville (the "Bank"). The Bank is a state chartered institution organized under the laws of South Carolina to conduct general banking business in Greenville, South Carolina. From our inception on March 18, 2005 and before opening the Bank for business on January 30, 2006, we engaged in organizational and pre-opening activities necessary to obtain regulatory approvals and to prepare our subsidiary, the Bank, to commence business as a financial institution. The Company sold 1,180,000 shares of its common stock at $10.00 per share and raised $11.8 million in its initial public offering. Proceeds, net of brokerage commissions and other offering costs totaled approximately $11.04 million and the Bank was capitalized with $11 million of the net proceeds. The Bank is primarily engaged in the business of accepting deposits, insured by the FDIC, and providing commercial, consumer and mortgage loans to the general public in Greenville County, South Carolina.

The following is a description of the more significant accounting and reporting policies that the Company follows in preparing and presenting consolidated financial statements.

Basis of presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, the Bank. In consolidation, all significant intercompany transactions have been eliminated. The accounting and reporting policies conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. The Company uses the accrual basis of accounting.

Management's estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amount of income and expenses during the reporting periods. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change include the determination of the allowance for losses on loans, including valuation allowances for impaired loans, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and valuation of foreclosed real estate, management obtains independent appraisals for significant properties. While management uses available information to recognize losses on loans and foreclosed real estate, changes in local economic conditions as well as a variety of other factors may require additions to the allowance.

In addition, as an integral part of their examination process, regulatory agencies periodically review the Company's allowances for losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for losses on loans and foreclosed real estate may change materially in the near term.

Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

Risks and uncertainties

In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default within the Company's loan portfolio that results from borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, continued

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to changes with respect to valuation of assets, amount of required loan loss allowance and operating restrictions resulting from the regulators' judgments based on information available to them at the time of their examinations. The Bank makes loans to individuals and businesses in and around Greenville County, South Carolina for various consumer and commercial purposes. The Bank has a diversified loan portfolio, although approximately 82% of the loan portfolio is comprised of real estate secured loans. Borrowers' ability to repay their loans is not dependent upon any specific economic sector.

Investment securities

Investment securities are accounted for in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Management classifies securities at the time of purchase into securities held to maturity, trading securities and securities available for sale. Securities held to maturity are securities which the Company has the positive intent and ability to hold to maturity, and are reported at amortized cost. Trading securities are purchased and held principally for the purpose of selling them in the near future and are reported at fair value with unrealized gains and losses included in earnings. Securities available for sale are securities that may be sold under certain conditions, and are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity as accumulated other comprehensive income (loss). At December 31, 2008 and 2007, the Company's investment securities were classified available for sale. The amortization of premiums and accretion of discounts on investment securities are recorded as adjustments to interest income. Gains or losses on sales of investment securities are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. Unrealized losses on securities, reflecting a decline in value or impairment judged by the Company to be other than temporary, are charged to earnings in the consolidated statements of operations.

Federal Home Loan Bank stock

The Bank is a member of the Federal Home Loan Bank, and is required to own stock in the Federal Home Loan Bank. The amount of stock owned is determined based on the Bank's balance of outstanding borrowings. Federal Home Loan Bank stock was $755,900 and $183,000 at December 31, 2008 and 2007, respectively. No ready market or quoted market value exists for this stock. Because redemption of this stock has historically been at par value, the carrying amount is deemed to be a reasonable estimate of fair value.

Loans receivable

Loans are stated at their unpaid principal balance. Interest income is computed using the simple interest method and is recorded in the period earned. Fees earned on loans, if material, are amortized over the life of the loan.

When serious doubt exists as to the ultimate collection of a loan or when a loan becomes contractually 90 days past due as to principal or interest, interest income is generally discontinued and the loan is placed on non-accrual status unless the estimated net realizable value of collateral exceeds the principal balance and accrued interest. When interest accruals are discontinued, income earned but not collected is reversed and no interest is taken into income until such time as the borrower demonstrates the ability to pay both principal and interest. The Company identifies impaired loans through its normal internal loan review process.

Loans on the Company's problem loan watch list are considered potentially impaired loans. These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected in accordance with the contractual terms. Loans are not considered impaired if a minimal payment delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of delay, are expected to be collected. At December 31, 2008, management has determined that the Company had $1,262,000 in impaired loans.

Allowance for loan losses

An allowance for loan losses is maintained at a level deemed appropriate by management to provide adequately for known and inherent losses in the loan portfolio. The determination of the allowance for loan losses is based on evaluations of the collectibility of loans, including consideration of factors such as the balance of impaired loans, the quality, mix, and size of the overall loan portfolio, economic conditions that may affect the borrower's ability to repay, the amount and quality of collateral securing the loans, historical loan loss experience, and a review of specific problem loans. Management also considers subjective issues such as changes in lending policies and procedures, changes in the local/national economy, changes in volume or type of credits, changes in volume/severity of problem loans, quality of loan review and board of director oversight, concentrations of credit, and peer group comparisons.

The allowance consists of an evaluation of certain individual loans, including impairment determination and a general evaluation of groups of loans with similar risk characteristics. For loans that are considered impaired, an allowance is established when the discounted cash flows or collateral value or observable market price of the impaired loan is lower that the carrying value of the loan. Larger dollar loans with risk characteristics, but not considered impaired are also identified. The general component covers groups of loans with similar risk characteristics and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating individual and general losses in the portfolio.

A loan is considered impaired when, based on current information, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays or payment shortfalls generally are not considered impaired. Management determines the significance of payment delays and shortfalls on a case-by-case basis and takes into consideration all of the circumstances surrounding the loan and the borrower.

Due to the Company's short operating history, the loans in the loan portfolio and the lending relationships are of very recent origin. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process known as seasoning. As a result, a portfolio of older loans will usually behave more predictably than a newer portfolio. Because the loan portfolio is new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which may be higher than current levels. Management evaluates current and future anticipated economic conditions which may affect borrowers' ability to pay and the underlying collateral value of the loans in determining the estimate of the allowance for loan losses. Loans which are deemed to be uncollectible are charged-off and deducted from the allowance. The provision for loan losses and recoveries of loans previously charged-off are added to the allowance.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed by the straight-line method, based on the estimated useful lives for buildings of 40 years and for furniture and equipment of 5 to 10 years. Leasehold improvements are amortized over the life of the lease. The cost of assets sold or otherwise disposed of and the related allowance for depreciation are eliminated from the accounts and the resulting gains or losses are reflected in the statement of operations when incurred. Maintenance and repairs are charged to current expense. The costs of major renewals and improvements are capitalized.

Residential loan origination fees

The Company offers residential loan origination services to its clients. The loans are offered on terms and prices offered by the Company's correspondents and are closed in the name of the correspondents. The Company receives fees in conjunction with the origination services it provides. The fees are recognized at the time the loans are closed by the Company's correspondent. The Company does not retain servicing rights.

Income taxes

Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets if it is determined to be more likely than not that all or some portion of the potential deferred tax asset will not be realized.

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes," to clarify the accounting and disclosure for uncertainty in tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. The Company implemented the provisions of FIN 48 as of January 1, 2007, and has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions.

The Company believes that its income tax filing positions taken or expected to be taken in its tax returns will more likely than not be sustained upon audit by the taxing authorities and does not anticipate any adjustments that will result in a material adverse impact on the Company's financial condition, results of operations, or cash flow. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to FIN 48. In addition, the Company did not record a cumulative effect adjustment related to the adoption of FIN 48.

Advertising and marketing

Marketing, promotional and other advertising costs generally are expensed when incurred.

Net loss per share

Basic loss per share represents net loss available to shareholders divided by the weighted-average number of common shares outstanding during the period. Potential common shares that may be issued by the Company relate to outstanding stock options and warrants, and are determined using the treasury stock method. For the years ended December 31, 2008 and 2007, the stock options and warrants were not "in-the-money". The exercise price of the stock options and warrants exceeded the weighted average fair market value of the common stock. The outstanding stock options and warrants were anti-dilutive, and basic and dilutive shares and loss per common share, respectively, were the same.

Stock compensation plans

Upon completion of the offering, the Company issued stock warrants to the organizing directors for the purchase of three shares of common stock at $10.00 per share for every four shares purchased in the stock offering, up to a maximum of 10,000 warrants per director. The Company issued a total of 107,500 warrants, all of which immediately vested upon completion of the offering. 10,000 of these warrants expired in February 2008, due to the death of one of our organizing directors in 2007. At December 31, 2008, warrants outstanding amounted to 97,500. The average fair value per share of warrants issued amounted to approximately $1.83. The fair value of each warrant granted was estimated on the date of grant using the Black-Scholes pricing model with the following assumptions used for grants: expected volatility of 6%, risk-free interest rate of 4.0%, dividend rate of 0%, and expected lives of five years.

In addition, during 2006, the Company adopted a stock option plan. 212,400 shares are authorized under the plan. The stock options authorized under this plan, vest over a five year period from the date of grant and have a contractual term of ten years. Refer to Note 11 for stock option activity in 2008 and 2007.

On January 1, 2006, the Company adopted the fair value recognition provisions of FASB SFAS No. 123(R), "Accounting for Stock-Based Compensation", to account for compensation costs under its stock option plan. Previously, stock option plans were accounted for using the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees (as amended)" ("APB 25"). Under the intrinsic value method prescribed by APB 25, the Company would not have recognized compensation cost for stock options because the option exercise price in its plan equals the market price on the date of grant. In adopting SFAS No. 123(R), the Company elected to use the modified prospective method to account for the transition from the intrinsic value method to the fair value recognition method. Under the modified prospective method, compensation cost is recognized from the grant date for all new stock options granted and for any outstanding unvested awards, applying the fair value method to those awards as of the date of grant, and is expensed over the employee's requisite service period.

Total unrecognized compensation cost related to non-vested options granted as of December 31, 2008 was $107,551, and is expected to be expensed ratably over the remaining vesting periods of the stock options. Net loss, as reported, included stock-based employee compensation expense of $55,023 and $58,107 for the years ended December 31, 2008 and 2007, respectively. The exercise or conversion ratio of all stock options granted was 1:1 and the aggregate intrinsic value of the stock options was zero at December 31, 2008.

There were no stock options granted in 2008. The weighted average fair value per share of options granted in 2007 amounted to $3.10. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants: expected volatility of 4%, risk-free interest rate of 5.01%, dividend rate of 0%, and expected lives of seven and a half years.

The weighted average fair value per share of options granted in 2006 amounted to $2.82. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants: expected volatility of 6%, risk-free interest rate of 4.45%, dividend rate of 0%, and expected lives of seven and a half years.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, continued

Statement of cash flows

For purposes of reporting cash flows, cash equivalents include amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Reclassifications

Certain amounts previously reported, have been reclassified to state all periods on a comparable basis. These reclassified amounts had no impact on the Company's retained deficit or net loss.

Fair Value

Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements" ("SFAS 157") which provides a framework for measuring and disclosing fair value under generally accepted accounting principles. SFAS 157 requires disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis (for example, available for sale investment securities) or on a nonrecurring basis (for example, impaired loans).

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as U.S. Treasury, other U.S. Government and agency mortgage-backed debt securities that are highly liquid and are actively traded in over-the-counter markets.
Level 2	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain derivative contracts and impaired loans.
Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

Available for sale investment securities ($21,149,100 at December 31, 2008) are the only assets whose fair values are measured on a recurring basis using Level 1 inputs (active market quotes).

The Company is predominantly a collateral-based lender with real estate serving as collateral on a substantial majority of loans. Loans which are deemed to be impaired are primarily valued on a nonrecurring basis at the fair values of the underlying real estate collateral. Such fair values are obtained using independent appraisals, which the Company considers to be level 2 inputs. The aggregate carrying amount of impaired loans at December 31, 2008 was $1,262,000.

FASB Staff Position No. 157-2 delays the implementation of SFAS 157 until the first quarter of 2009 with respect to goodwill, other intangible assets, real estate and other assets acquired through foreclosure and other non-financial assets measured at fair value on a nonrecurring basis.

The Company has no assets or liabilities whose fair values are measured using level 3 inputs. The Company has no liabilities carried at fair value or measured at fair value on a nonrecurring basis.

Recently issued accounting standards

The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting and/or disclosure of financial information by the Company.

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141(R), "Business Combinations," ("SFAS 141(R)") which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end Company is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The Company will assess the impact of SFAS 141(R) if and when a future acquisition occurs.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51," ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Before this statement, limited guidance existed for reporting noncontrolling interests (minority interest). As a result, diversity in practice exists. In some cases minority interest is reported as a liability and in others it is reported in the mezzanine section between liabilities and equity. Specifically, SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financials statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. SFAS 160 was effective for the Company on January 1, 2009. SFAS 160 had no impact on the Company's financial position, results of operations or cash flows.

In February 2008, the FASB issued FASB Staff Position No. 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions," ("FSP 140-3"). This FSP provides guidance on accounting for a transfer of a financial asset and the transferor's repurchase financing of the asset. This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under SFAS 140. However, if certain criteria are met, the initial transfer and repurchase financing are not evaluated as a linked transaction and are evaluated separately under SFAS 140. FSP 140-3 was effective for the Company on January 1, 2009. The adoption of FSP 140-3 had no impact on the Company's financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities," ("SFAS 161"). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities, thereby improving the transparency of financial reporting. It is intended to enhance the current disclosure framework in SFAS 133 by requiring that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. This disclosure is intended to convey the purpose of derivative use in terms of the risks that the entity is intending to manage. SFAS 161 was effective for the Company on January 1, 2009 and will result in additional disclosures if the Company enters into any material derivative or hedging activities.

In April 2008, the FASB issued FASB Staff Position No. 142-3, "Determination of the Useful Life of Intangible Assets," ("FSP 142-3"). This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142"). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other U.S. generally accepted accounting principles. This FSP was effective for the Company on January 1, 2009 and had no material impact on the Company's financial position, results of operations or cash flows.

In May, 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles," ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). SFAS 162 is effective November 15, 2008. The FASB has stated that it does not expect SFAS 162 will result in a change in current practice. The application of SFAS 162 had no effect on the Company's financial position, results of operations or cash flows.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, continued

The SEC's Office of the Chief Accountant and the staff of the FASB issued press release 2008-234 on September 30, 2008 ("Press Release") to provide clarifications on fair value accounting. The Press Release includes guidance on the use of management's internal assumptions and the use of "market" quotes. It also reiterates the factors in SEC Staff Accounting Bulletin ("SAB") Topic 5M which should be considered when determining other-than-temporary impairment: the length of time and extent to which the market value has been less than cost; financial condition and near-term prospects of the issuer; and the intent and ability of the holder to retain its investment for a period of time sufficient to allow for any anticipated recovery in market value.

On October 10, 2008, the FASB issued FSP SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP SFAS 157-3"). This FSP clarifies the application of SFAS No. 157, "Fair Value Measurements" (see Note 1) in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. The FSP is effective upon issuance, including prior periods for which financial statements have not been issued. For the Company, this FSP was effective for the quarter ended September 30, 2008.

The Company considered the guidance in the Press Release and in FSP SFAS 157-3 when conducting its review for other-than-temporary impairment as of December 31, 2008 as discussed in Note 1.

FSP EITF 99-20-1, "Amendments to the Impairment Guidance of EIFT Issue No. 99-20," ("FSP EITF 99-20-1") was issued in January 2009. Prior to the Staff Position, other-than-temporary impairment was determined by using either EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests that Continue to be Held by a Transferor in Securitized Financial Assets," ("EITF 99-20") or SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," ("SFAS 115") depending on the type of security. EITF 99-20 required the use of market participant assumptions regarding future cash flows regarding the probability of collecting all cash flows previously projected. SFAS 115 determined impairment to be other than temporary if it was probable that the holder would be unable to collect all amounts due according to the contractual terms. To achieve a more consistent determination of other-than-temporary impairment, the Staff Position amends EITF 99-20 to determine any other-than-temporary impairment based on the guidance in SFAS 115, allowing management to use more judgment in determining any other-than-temporary impairment. The Staff Position is effective for interim and annual reporting periods ending after December 15, 2008 and shall be applied prospectively. Retroactive application is not permitted. Management has reviewed the Company's security portfolio and evaluated the portfolio for any other-than-temporary impairments as discussed in Note 2.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations, or cash flows.

NOTE 2 – INVESTMENT SECURITIES

The amortized costs and fair values of investment securities available for sale were as follows at December 31, 2008 and 2007.

		Gross Unrealized		
December 31, 2008	**Amortized cost**	**Gains**	**Losses**	**Fair value**
U. S. Government sponsored agencies	$ 7,519,147	$ 111,440	$ 55	$ 7,630,533
Mortgage-backed agencies	8,342,833	134,889	–	8,477,722
Taxable municipal securities	925,359	–	24,709	900,650
Corporate bonds	4,403,823	4,721	268,348	4,140,195
Total	$ 21,191,162	$ 251,050	$ 293,112	$ 21,149,100
December 31, 2007				
U. S. Government sponsored agencies	$ 7,594,037	$ 39,932	$ –	$ 7,633,969
Mortgage-backed agencies	9,914,098	31,448	14,730	9,930,816
Taxable municipal securities	405,828	1,811	–	407,639
Corporate bonds	509,111	–	627	508,484
Total	$ 18,423,074	$ 73,191	$ 15,357	$ 18,480,908

NOTE 2 – INVESTMENT SECURITIES, continued

The following table shows the gross unrealized losses and fair values, by investment category, and length of time that individual investment securities have been in a continuous unrealized loss position at December 31, 2008.

	Less Than Twelve Months		Over Twelve Months	
December 31, 2008	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
U.S. Government sponsored agencies	$ 1,227,951	$ 55	$ –	$ –
Taxable municipal securities	900,650	24,709	–	–
Corporate bonds	2,913,508	129,823	845,726	138,525
Total	$ 5,042,109	$ 154,587	$ 845,726	$ 138,525

At December 31, 2008, two corporate bonds, both bank bonds, had been in a continuous loss position for 12 months or more. The unrealized loss on these investment securities was $138,525 at December 31, 2008. Both of these bonds continue to be rated as investment grade by Moody's and S & P, and the Company believes, based on industry analyst reports and credit ratings that the deterioration in fair value of individual investment securities available for sale is attributed to changes in market interest rates and not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature.

The amortized costs and fair values of investment securities available for sale at December 31, 2008, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers have the right to prepay the obligations.

December 31, 2008	**Amortized Cost**	**Fair Value**
Due within five years	$ 1,163,708	$ 1,110,732
Due after five but within ten years	3,240,114	3,029,463
Due after ten years	16,787,340	17,008,905
Total	$21,191,162	$21,149,100

Investment securities with market values of approximately $10.1 million and $5.9 million at December 31, 2008 and 2007, respectively, were pledged to secure public deposits and Federal Home Loan Bank borrowings. Gross realized gains on sales and calls of available for sale securities were $78,162 and $3,313 for the years ended December 31, 2008 and 2007, respectively.

NOTE 3 – LOANS

Major loan categories and corresponding amounts outstanding at December 31, 2008 and 2007 were as follows.

	December 31,	
	2008	**2007**
Real estate:		
Construction and development and land	$16,853,472	$12,252,447
Commercial	14,971,240	7,943,180
Residential mortgages	6,188,461	4,913,015
Home equity lines	6,585,586	3,241,876
Total real estate secured loans	44,598,759	28,350,518
Commercial	8,916,006	6,865,262
Consumer	1,145,660	991,166
Deferred origination fees, net	–	(9,180)
Gross loans	54,660,425	36,197,766
Less allowance for loan losses	(665,442)	(446,184)
Loans, net	$53,994,983	$35,751,582

NOTE 3 – LOANS, continued

At December 31, 2008, the Company had non-accrual loans or loans past-due 90 days or more of $1,224,000 compared to $-0- as of December 31, 2007. At December 31, 2008, forgone interest income, reversed and deducted from interest income, on non-accrual loans was $35,692 compared to $-0- as of December 31, 2007. At December 31, 2008, the Company identified impaired loans of $1,262,000 associated with two borrowing relationships. There were no impaired loans at December 31, 2007. Valuation allowances for credit losses on impaired loans totaled $150,000 and $-0- at December 31, 2008 and 2007, respectively. Interest income on impaired loans and measured on the cash basis, was $36,739 and $11,729 for the years ended December 31, 2008 and 2007, respectively. Average principal balances outstanding on impaired loans totaled $1,195,161 and $152,168 for the years ended December 31, 2008 and 2007, respectively. At December 31, 2008, all non-accrual loans were identified as impaired, and all loans contractually past due 90 days or more were on non-accrual status.

The Bank makes loans to individuals and small to medium sized businesses for various personal and commercial purposes primarily in Greenville County, South Carolina. The Company has a diversified loan portfolio and the portfolio is not dependent on any specific economic segment or industry. The Company regularly monitors credit concentration based on loan purpose, collateral type, industry type and loan amounts outstanding to any one borrower. At December 31, 2008, we had concentrations of credit, generally defined as more than 25% of Tier 1 capital and the allowance for loan losses, in the residential construction and land loan categories.

Directors, executive officers and related parties of these groups are clients of and have transactions with the Bank in the ordinary course of business. Included in these transactions are outstanding loans and commitments, all of which are made under substantially the same credit terms, including interest rates charged and collateral requirements, as those prevailing at the time for comparable transactions with unrelated parties and do not involve more than the normal risk of collectibility.

Related party loan activity for the years ended December 31, 2008 and 2007 is shown below. Amounts are approximate.

	2008	2007
Loans outstanding, beginning of year	$ 1,257,000	$ 762,000
New loans and advances on lines of credit	1,393,000	1,092,000
Repayments on loans	(878,000)	(597,000)
Related party loans outstanding, end of year	$ 1,772,000	$ 1,257,000

At December 31, 2008 and 2007, there were commitments to extend credit of approximately $2,111,000 and $501,000, respectively, to related parties.

The amounts of fixed and variable rate loans included in the loan portfolio at December 31, 2008 and 2007 were as follows:

	2008	2007
Variable rate loans	$29,920,822	$24,550,026
Fixed rate loans	24,739,603	11,647,740
Gross loans	$54,660,425	$36,197,766

The allowance for loan losses is available to absorb future loan charge-offs. The allowance is increased by the provision charged to operating income and by recoveries on loans previously charged-off, and is decreased by loans deemed uncollectible and charged-off. The allowance for loan losses at December 31, 2008 and 2007 is shown below.

	December 31,	
	2008	2007
Balance, beginning of year	$ 446,184	$ 210,379
Provision for loan losses	219,258	238,821
Loans charged-off	–	(3,279)
Recoveries on loans previously charged-off	–	263
Balance, end of year	$ 665,442	$ 446,184

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Components of property and equipment are shown below at December 31, 2008 and 2007.

	December 31, 2008	December 31, 2007
Land and land improvements	$ 645,558	$ 645,558
Building and improvements	2,018,224	2,017,874
Equipment	329,829	318,886
Total property and equipment	2,993,611	2,982,318
Less: accumulated depreciation	(220,704)	(117,060)
Property and equipment, net	$ 2,772,907	$ 2,865,258

Depreciation expense for the years ended December 31, 2008 and 2007 was $103,644 and $87,659, respectively.

NOTE 5 – DEPOSITS

The following shows the components of deposit accounts at December 31, 2008 and 2007.

	2008	2007
Non-interest bearing demand deposits	$ 3,462,092	$ 1,954,715
Interest bearing checking	3,040,574	2,563,965
Money market and savings	17,430,631	8,909,714
Time deposits, less than $100,000	4,808,562	6,949,347
Time deposits, $100,000 and over	10,180,358	11,514,920
Brokered time deposits, less than $100,000	18,756,000	12,207,000
Total deposits	$ 57,678,217	$44,099,661

Interest expense on time deposits greater than $100,000 was $493,796 and $506,769 for the years ended December 31, 2008 and 2007, respectively. Directors, executive officers and their related parties had deposits totaling approximately $6.1 million and $3.1 million with the Bank at December 31, 2008 and 2007, respectively. Public deposits totaled $4,159,351 at December 31, 2008, and $2,553,383 at December 31, 2007, and investment securities were pledged to secure these deposits.

At December 31, 2008, the scheduled maturities of certificates of deposit were as follows.

2009	$32,241,808
2010	1,221,434
2011	12,602
2012 and thereafter	269,076
Total	$33,744,920

NOTE 6 – BORROWINGS AND UNUSED LINES OF CREDIT

At December 31, 2008, the bank had short-term lines of credit with correspondent banks to purchase a maximum of $5.8 million in unsecured federal funds on a one to fourteen day basis for general corporate purposes. The interest rate on borrowings under these lines is the prevailing market rate for federal funds purchased. These accommodation lines of credit are renewable annually and may be terminated at any time at the correspondent banks' sole discretion. The Bank utilized these lines of credit during the year ended December 31, 2008. The average amount outstanding during the year ended December 31, 2008 was $558,000. The highest month-end amount outstanding during the twelve months was $2.2 million and the average interest rate paid on these borrowings was 2.94%. The average amount outstanding during the year ended December 31, 2007 was $1.6 million and the highest month-end amount outstanding during 2007 was $2.7 million. The average interest rate paid on these borrowings during the year was 4.50%. There were no outstanding amounts on these lines of credit as of December 31, 2008 and $1,648,000 was outstanding at December 31, 2007.

We are also a member of the Federal Home Loan Bank. At December 31, 2008 and December 31, 2007, we had $14,455,000 and $2,440,000 outstanding, respectively, in Federal Home Loan Bank borrowings. At December 31, 2008, we had borrowing capacity with the Federal Home Loan Bank of approximately $2.1 million based on a percentage of our total assets. These borrowings were used to fund loans and purchase investment securities, and were utilized as the interest rates charged on these borrowings were less than those we paid for brokered certificates of deposit during the same timeframe.

NOTE 6 – BORROWINGS AND UNUSED LINES OF CREDIT, continued

Federal Home Loan Bank borrowings outstanding at December 31, 2008 are shown below.

Settlement Date	Amount	Interest Rate	Maturity Date
December 27, 2007	$2,440,000	3.64%	12/27/10
February 8, 2008	2,400,000	2.70	2/8/10
February 25, 2008	1,015,000	2.77	2/24/09
June 27, 2008	2,000,000	3.63	6/28/10
July 22, 2008	2,600,000	3.33	7/22/10
September 5, 2008	2,000,000	2.96	9/4/09
September 5, 2008	2,000,000	3.27	9/7/10
Total	$14,455,000		

During 2008, the highest balance outstanding as of any month end was $14.5 million, and the average balance was $8.9 million. The average rate paid on these borrowings in 2008 was 3.23%. During 2007, the highest balance outstanding at any month end was $2.4 million and the average balance was $33,000. The average interest rate paid on these borrowings in 2007 was 3.64%.

NOTE 7 – INCOME TAXES

Income tax expense for the years ended December 31, 2008 and 2007 is summarized as follows:

	2008	2007
Current portion		
Federal	$ –	$ –
State	–	–
Total current expense	–	–
Deferred expense (benefit)	1,644	(143,151)
Change in valuation allowance	(1,644)	143,151
Income tax expense	$ –	$ –

The gross amounts of deferred tax assets and deferred tax liabilities for the years ended December 31, 2008 and 2007 are as follows:

	December 31,	
	2008	2007
Deferred tax assets		
Allowance for loan losses	$ 173,302	$ 86,692
Organization and start-up costs	89,779	97,260
Net operating loss carryforward	282,328	291,097
Accrual to cash method of accounting	–	19,797
Unrealized loss on securities, available for sale	14,301	–
Total deferred tax assets	559,710	494,846
Less valuation allowance	(489,384)	(476,727)
	70,326	18,119
Deferred tax liabilities		
Accrual to cash method of accounting	41,207	–
Accumulated depreciation	29,119	18,119
Total deferred tax liabilities	70,326	18,119
Net deferred tax asset	$ –	$ –

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. As of December 31, 2008 and 2007, in consideration of the lack of an established earnings history, management has provided valuation allowances of 100% to reflect its estimate of net realizable value.

NOTE 7 – INCOME TAXES, continued

A reconciliation between the income tax expense and the amount computed by applying the Federal statutory rate of 34% for 2008 and 2007 to income before income taxes follows:

	2008	2007
Tax benefit at statutory rate	$ (20,693)	$ (168,079)
Change in valuation allowance	(1,644)	143,151
Other	22,337	24,928
Income tax expense	$ -	$ -

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with FIN 48.

NOTE 8 – RELATED PARTY TRANSACTIONS

In 2008 and 2007, one of our directors, who is an attorney, prepared employee welfare plan documents for the Company at no cost.

In the ordinary course of business, the Bank transacts loan and deposit business with directors and executive officers as well as their immediate families and business interests. This business with related parties is conducted on substantially the same terms, including interest rates and credit requirements, as those prevailing at the time for comparable transactions with unrelated parties and do not involve more than normal risk. Refer to Notes 3 and 5 for related party loans and deposits, respectively.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Bank has entered into an agreement with a core data processing provider to provide item and core processing services. At December 31, 2008, the agreement had a remaining term of thirty-one months. The monthly cost of this service is based on account and activity volumes, but is expected to be no less than $14,000 per month for the remainder of the agreement.

The Board of Directors has approved employment agreements with the president and chief executive officer and the executive vice president and chief financial officer. These agreements include provisions regarding term, compensation, benefits, incentive programs, stock option plans and severance and non-compete provisions.

The Bank may become a party to litigation and claims in the normal course of business. At December 31, 2008, management believes there is no material litigation pending.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the ordinary course of business and to meet the financing needs of its clients, the Bank is a party to various financial instruments with off-balance sheet risk. These financial instruments, which include commitments to extend credit and standby letters of credit, involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet. The contract amount of those instruments reflects the extent of involvement the Bank has in particular classes of financial instruments.

The Bank has made contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to our clients at predetermined interest rates for a specified period of time. We evaluate each client's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate. We manage the credit risk on these commitments by subjecting them to normal underwriting and risk management processes.

At December 31, 2008, the Bank had unfunded commitments to extend credit of approximately $6.0 million through various types of lending arrangements. Included in these commitments were standby letters of credit of $392,736. Fixed rate commitments were $0.1 million and variable rate commitments were $5.9 million. At December 31, 2007, commitments to extend credit amounted to $5.6 million.

NOTE 11 – STOCK COMPENSATION PLANS

On February 14, 2006, the Company adopted a stock option plan for the benefit of officers and employees. The Board of Directors may grant up to 212,400 options at an option price per share not less than the fair market value of the stock on the date of grant. The options granted to officers and employees vest over five years and expire 10 years from the date of grant. A summary of the status of the plan and changes for the years ended December 31, 2008 and 2007 is shown below.

	December 31			
	2008		2007	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding, beginning of year	105,900	$10.00	99,400	$10.00
Granted	–	10.00	11,500	10.00
Exercised	–		–	
Forfeited	(10,000)	(10.00)	(5,000)	(10.00)
Options outstanding, end of year	95,900	$10.00	105,900	$10.00
Options exercisable at year-end	38,060		18,880	
Shares available for grant	116,500		106,500	

Upon completion of the stock offering, the Company issued warrants to each of its organizing directors to purchase up to an additional total of 107,500 shares of common stock at $10.00 per share. These warrants were immediately vested and exercisable and expire in 2015. 10,000 of these warrants expired unexercised in February 2008 due to the death of one of our organizing directors. No warrants were exercised in 2008 or 2007. At December 31, 2008, 97,500 warrants were outstanding.

NOTE 12 – REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material impact on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

The Bank is also required to maintain capital at a minimum level based on average assets, which is known as the leverage ratio. Banks are to maintain capital at the minimum requirement of 4%.

As of December 31, 2008, the most recent notification from the Bank's primary regulator categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events that management believes have changed the Bank's category since that notification. The following table summarizes the capital amounts and ratios of the Bank and the regulatory minimum requirements at December 31, 2008 and 2007.

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum	
As of December 31, 2008	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Total capital to risk weighted assets	$10,245,000	15.92%	$5,147,000	8.00%	$6,433,000	10.00%
Tier 1 capital to risk weighted assets	9,580,000	14.89	2,573,000	4.00	3,860,000	6.00
Tier 1 capital to average assets (leverage ratio)	9,580,000	11.91	3,218,000	4.00	4,023,000	5.00

NOTE 12 – REGULATORY MATTERS, continued

As of December 31, 2007	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Total capital to risk weighted assets	$10,031,000	23.32%	$3,442,000	8.00%	$4,302,000	10.00%
Tier 1 capital to risk weighted assets	9,585,000	22.28	1,721,000	4.00	2,581,000	6.00
Tier 1 capital to average assets (leverage ratio)	9,585,000	18.52	2,071,000	4.00	2,588,000	5.00

The Federal Reserve Board has similar requirements for bank holding companies. The Company is currently not subject to these requirements because the Federal Reserve guidelines contain an exemption for bank holding companies of less than $500 million in consolidated assets.

NOTE 13 — RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS, OR ADVANCES

The ability of the Company to pay cash dividends is dependent upon receiving cash in the form of dividends from the Bank. However, certain restrictions exist regarding the ability of the subsidiary to transfer funds to the Company in the form of cash dividends, loans, or advances. As a South Carolina state bank, the Bank may not pay dividends from its capital. All dividends must be paid out of undivided profits then on hand, after deducting expenses, including reserves for losses and bad debts. Refer to Note 15 for additional restrictions on the payment of dividends.

The bank is authorized to pay cash dividends up to 100% of net income in any calendar year without obtaining the prior approval of the South Carolina Board of Financial Institutions, provided that the bank received a composite rating of one or two at the last federal or state regulatory examination. The bank must obtain approval from the South Carolina Board of Financial Institutions prior to the payment of any other cash dividends.

NOTE 14– FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of fair value information, whether or not recognized in the consolidated balance sheets, when it is practical to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments.

Certain items are specifically excluded from the disclosure requirements, including the Company's common stock, property and equipment and other assets and liabilities.

Fair value approximates carrying value for cash and due from banks and federal funds sold due to the short-term nature of the instrument. Investment securities are valued at fair market values.

Fair value for variable rate loans that reprice frequently and for loans that mature in less than one year is based on the carrying value. Fair value for fixed rate mortgage loans, personal loans and all other loans maturing after one year is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

Fair value for demand deposit accounts and interest-bearing accounts with no fixed maturity date is equal to the carrying value. Certificate of deposit accounts with a maturity within one year are valued at their carrying value. The fair value of certificate of deposit accounts with a maturity after one year is estimated by discounting cash flows from expected maturities using current interest rates on similar instruments.

Fair value approximates carrying value for federal funds purchased due to the short term nature of the instrument. Fair value of Federal Home Loan Bank borrowings with a maturity after one year is estimated by discounting cash flows from expected maturities using current interest rates.

NOTE 14– FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

The Company has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts that could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses, which would be incurred in an actual sale or settlement, are not taken into consideration in the fair value presented.

The carrying amounts and estimated fair values, rounded to the nearest thousand, of the Company's financial instruments at December 31, 2008 and 2007 were as follows:

	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks	$ 1,171,000	$ 1,171,000	$ 831,000	$ 831,000
Federal funds sold	2,153,000	2,153,000	–	–
Investment securities available for sale	21,149,000	21,149,000	18,664,000	18,664,000
Federal Home Loan Bank stock	756,000	756,000	183,000	183,000
Loans, net	53,995,000	50,014,000	35,752,000	33,361,000
Financial liabilities:				
Deposits	57,678,000	57,583,000	44,100,000	44,499,000
Federal funds purchased	–	–	1,648,000	1,648,000
Federal Home Loan Bank borrowings	14,455,000	13,979,000	2,440,000	2,440,000

NOTE 15– SUBSEQUENT EVENT

In December 2008, the U. S. Department of the Treasury, as part of the Capital Purchase Program established by Treasury under the Emergency Economic Stabilization Act of 2008 ("EESA"), preliminarily approved our application to participate in the Capital Purchase Program in the amount of $1,891,000, which represented the maximum 3% of our risk-weighted assets at September 30, 2008. After considerable evaluation, we elected to participate in the Capital Purchase Program in the amount of $1 million.

On February 13, 2009, the Company entered into a Letter Agreement and Securities Purchase Agreement (collectively, the "Purchase Agreement") with Treasury dated February 13, 2009, pursuant to which the Company issued and sold to Treasury 1,000 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A, having a liquidation preference of $1,000 per share (the "Series A Preferred Stock"), and a ten-year warrant (the "Warrant") to purchase 50 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series B, having a liquidation preference of $1,000 per share at an initial exercise price of $0.01 (the "Series B Preferred Stock"), for an aggregate purchase price of $1million in cash. The Warrant was immediately exercised.

Cumulative dividends on the Series A Preferred Stock accrue at a rate of 5% annually for the first five years and at a rate of 9% annually, thereafter. The Series A Preferred Stock has no maturity date and ranks senior to the Company's common stock with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution and winding up of the Company. The Series A Preferred Stock generally is non-voting.

The Company may redeem the Series A and Series B Preferred Stock at par after February 13, 2012. Prior to this date, the Company may redeem the Series A Preferred Stock at par if (i) the Company has raised aggregate gross proceeds in one or more Qualified Equity Offerings in excess of approximately $250,000, and (ii) the aggregate redemption price does not exceed the aggregate net proceeds from such Qualified Equity Offerings. Any redemption is subject to the consent of the Board of Governors of the Federal Reserve System. However, pursuant to the terms of American Recovery and Reinvestment Act of 2009 (the "Recovery Act"), the Company may, upon consultation with its primary federal regulator, repay the amount received for the Series A and Series B Preferred Stock at any time, without regard to whether the Company has replaced such funds from any source or to any waiting period.

Cumulative dividends on the Series B Preferred Stock accrue on the liquidation preference at a rate of 9% annually. The Series B Preferred Stock ranks senior to the Company's common stock with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution and winding up of the Company. The Series B Preferred Stock generally is non-voting.

NOTE 15– SUBSEQUENT EVENT, continued

Prior to February 13, 2012, unless we have redeemed the Series A Preferred Stock and the Series B Preferred Stock or the Treasury Department has transferred the Series A Preferred Stock and the Series B Preferred Stock to a third party, the consent of the Treasury Department will be required for us to declare or pay any dividend or make any distribution on our common stock.

The Series A Preferred Stock, the Warrant, and the Series B Preferred Stock were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

In the Purchase Agreement, the Company agreed that, until such time as Treasury ceases to own any debt or equity securities of the Company acquired pursuant to the Purchase Agreement, the Company will take all necessary action to ensure that its benefit plans with respect to its senior executive officers comply with Section 111 of the EESA as implemented by any guidance or regulation under the EESA that has been issued and is in effect as of the date of issuance of the Series A Preferred Stock, the Warrant, and the Series B Preferred Stock, and has agreed to not adopt any benefit plans with respect to, or which covers, its senior executive officers that do not comply with the EESA.

NOTE 16– PARENT COMPANY FINANCIAL INFORMATION

Following is condensed financial information of BankGreenville Financial Corporation (parent company only):

Condensed Balance Sheets

	December 31	
	2008	**2007**
Assets:		
Cash and cash equivalents	$ 35,287	$ 35,287
Investment in subsidiary bank	9,552,139	9,536,192
Due from subsidiary bank	-	107,382
Total assets	$ 9,587,426	$ 9,678,861
Shareholders' equity	$ 9,587,426	$ 9,678,861

Condensed Statements of Operations
For the years ended December 31,

	2008	**2007**
Equity in undistributed net loss of subsidiary bank	$ (60,863)	$ 494,350)
Net loss	$ (60,863)	$ (494,350)

Condensed Statements of Cash Flows
For the years ended December 31,

	2008	**2007**
Operating activities		
Net loss	$ (60,863)	$ (494,350)
Equity in undistributed net loss of subsidiary bank	60,863	494,350
Net cash provided by operating activities	-	-
Investing activities		
Investment in subsidiary bank	(162,405)	-
Increase in due from subsidiary bank	107,382	(58,107)
Net cash used in investing activities	(55,023)	(58,107)
Financing activities		
Stock based compensation	55,023	58,107
Net cash provided by financing activities	55,023	58,107
Net increase (decrease) in cash & cash equivalents	-	-
Cash and cash equivalents, beginning of Year	35,287	35,287
Cash and cash equivalents, end of year	$ 35,287	$ 35,287

BankGreenville
Financial Corporation

499 Woodruff Road
Greenville, South Carolina 29607
864-335-2200
www.BankGreenville.com